Exhibit 12.1

NorthWestern Corporation
Computation of Ratio of Consolidated Earning to Consolidated Fixed Charges

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except ratios)
Earnings
Income before income taxes	$103,136	$88,724	$107,822	$85,579	$63,413
Add: Fixed changes as below	70,946	69,406	64,937	63,527	66,699
Total	174,082	158,130	172,759	149,106	130,112

Fixed Charges:
Interest charges	$65,826	$67,760	$63,952	$56,942	$56,016
Interest on rent expense	670	608	687	6,338	10,311
Capitalized interest and allowance for funds used during construction	4,450	1,038	298	247	372
Total	70,946	69,406	64,937	63,527	66,699

Ratio of earnings to fixed charges	2.45	2.28	2.66	2.35	1.95